FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT INDEX

1.	Press Release dated May 22, 2006 “TURKCELL ANNUAL GENERAL ASSEMBLY DECISIONS DATED MAY 22, 2006”

2.	Press Release dated May 22, 2006 “TURKCELL BoD DECISIONS DATED MAY 22, 2006”

3.	Press Release dated May 29, 2006 “FITCH UPGRADED TURKCELL’S LOCAL CURRENCY RATING”

4.	Press Release dated May 31, 2006 “TURKCELL BoD DECISION DATED MAY 31, 2006”

EXHIBIT 1

FOR IMMEDIATE RELEASE

TURKCELL ANNUAL GENERAL ASSEMBLY DECISIONS DATED MAY 22, 2006

Istanbul, Turkey: May 22, 2006 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today the following decisions taken at its Annual General Assembly:

1.

The Turkcell Board of Directors determined that our Company’s 2005 profit calculated in accordance with CMB accounts (Capital Markets Board of Turkey) is TRY 1,070,839,444 (approximately US$711 million*) whereas the 2005 commercial profit after tax calculated in accordance with the Turkish Commercial Law is TRY545,919,189 (approximately US$363 million*) and that based on the CMB regulations the lower of the two profits, which is the commercial profit after tax amounting to TRY 545,919,189 (approximately US$363 million*) shall be taken as the basis for the dividend distribution calculation.

Accordingly, in line with the CMB rules, in order to calculate distributable income, we have taken TRY545,919,189 (approximately US$363 million*) as the basis, we have deducted TRY27,295,959 (approximately US$18 million*) as 5% first legal reserves, added back the donations realized during the financial year in the amount of TRY2,365,681 (approximately US$2 million*) and the remainder of the previous years’ legal reserves in the amount of TRY497,161,452 (approximately US$330 million*), which had been decided to be kept within the Company in the previous years’ dividend distributions and arriving at a total distributable income of TRY1,018,150,363 (approximately US$676 million*). 50% of the distributable income, which corresponds to a net cash dividend of TRY509,075,181 (US$338 million*) will be distributed to our shareholders, representing a net cash dividend of TRY0.274451 (approximately US$0.1823*) per ordinary share having a nominal value of TRY 1 and approximately TRY0.6861275 (approximately US$0.4557*) per ADR. Turkcell shareholders will not be subject to a withholding tax deduction from the gross dividend in accordance with the current tax regulations.

In addition, we will distribute a stock dividend to our shareholders in the form of bonus shares to be issued in the amount of TRY345,112,659 (approximately US$229 million*) out of a total amount of TRY560,736,963 (approximately US$372 million*). This is calculated by deducting TRY509,075,181 (approximately US$338 million*) which will be distributed as cash dividend from the total distributable income of TRY1,018,150,363 (approximately US$676 million*) and adding TRY51,661,781 (approximately US$34 million*) capital inflation adjustment difference in the CMB accounts. The difference after deducting the stock dividend of TRY345,112,659 (approximately US$229 million*) from TRY560,736,963, (approximately US$372 million*) amounting to TRY215,624,304 (approximately US$143 million) will be retained as reserves, of which TRY37.848.256 (approximately US$25 million) will be in the form of secondary legal reserves and TRY177,776,048 (approximately US$118 million) will be in the form of extraordinary legal reserves. In this respect, the rate of the bonus share certificate to be issued for each share to be distributed to our shareholders,shall be 18.605586%. The stock dividend of TRY345,112,659 (approximately US$229 million*) is composed of the distributable profit of the year 2005 amounting to TRY 89,450,588 (approximately US$59 million*), the previous years’ profit of YTL 204,000,290 (approximately US$136 million*) and capital inflation adjustment amount of TRY 51,661,781 (approximately US$34 million*).

The cash dividend payment to our shareholders shall commence on May 29, 2006 in Istanbul Head Office, Goztepe, Osmanbey, Izmir and Ankara branches of Yapi Kredi Menkul Degerler A.S. and also in Merkezi Kayit Kurulusu A.S. (Central Registration Agency) located at Suzer Plaza Askerocagi Caddesi No.15 Kat.2 34367 Elmadag-Sisli Istanbul and shall be made in exchange of the dividend share denominations for year 2005 and the bonus share certificates to be issued shall be distributed to our shareholders in exchange of new share purchase denomination no. 5, commencing from June 12, 2006 in Istanbul Head Office, Goztepe, Osmanbey, Izmir and Ankara branches of Yapi Kredi Menkul Degerler A.S. and also in Merkezi Kayit Kurulusu A.S. (Central Registration Agency) located at Suzer Plaza Askerocagi Caddesi No.15 Kat.2 34367 Elmadag-Sisli Istanbul ;

2.

KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S., appointed by the Board of Directors as the independent external audit firm for the year, was approved pursuant to Article 14 of the Regulation of the Independent External Auditing in the Capital Markets promulgated by the Capital Market Board;

3.	Hamit Sedat Eratalar and Ibrahim Alpay Demirtas are determined as Turkcell’s statutory auditors for a year; and

4.

Members determined as Turkcell’s Board of Directors for a period of three years are as follows: Mehmet Emin Karamehmet, Mehmet Bulent Ergin, Erdal Asim Durukan , Anders Igel, Oleg Malis, Alexey Khudyakov, and Colin J. Williams.

* Based on Turkish Central Bank’s TRY/US$ exchange rate of TRY1.5055 announced on May 22, 2006.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 28.7 million post-paid and pre-paid customers as of March 31, 2006 operating in a three player market with a market share of approximately 64% as of year end 2005 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 501 operators in 191countries as of May 5, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$1,132 million net revenue as of March 31, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

EXHIBIT 2

TURKCELL BoD DECISIONS DATED MAY 22, 2006

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

Pursuant to the decisions taken at the Ordinary General Assembly Meeting of the Company held at Turkcell Plaza Meþrutiyet Cad. No: 153 Tepebaþý, 34430 Beyoðlu/Ýstanbul, on 22 May 2006, Turkcell Board of Directors decided that:

a.	Within the registered capital ceiling, which was increased to TRY2,200,000,000 upon the permission letter received from the Capital Markets Board, dated 07 April 2005 and numbered B.02.1.SPK.0.13-786-9151, and the permission letter received from the Ministry of Industry and Commerce, dated April 7, 2005 with a file number B.14.0.ITG.0.10.00.01.DEG/52571/2530; the issued capital of the Company will be increased to TRY2,200,000,000 from TRY1,854,887,341 by adding TRY345,112,659 out of TRY560,736,963, which consists of TRY509,075,181 (the remainder of the total distributable income of TRY1,018,150,363 after the cash dividend payment) and TRY51,661,781 (the capital inflation adjustment amount based on the financial statements prepared in accordance with the Capital Market’s Board Comminuqué Serial XI, No.25). Please note that TRY345,112,659 includes 2005 distributable income in an amount of TRY89,450,588, previous years’ income in an amount of TRY204,000,290 and the capital inflation adjustment in an amount of TRY51,661,781. Accordingly, the rate of the bonus share certificate to be issued for each share having a nominal value of TRY1,- and distributed to our shareholders will be 18.605586%;

b.	An application will be made to the Capital Markets Board for the registration of the bonus share certificates to be issued after the capital increase to the Capital Markets Board in accordance with Article 8 of the Capital Markets Board Communiqué Serial:1 No: 26 on Principles Regarding the Capital Markets Board Registration and Sale of Share Certificates and for the receipt of the certificate of registration and an application will be made to the Istanbul Stock Exchange to quote such share certificates on the stock exchange;

c.	The bonus shares will be distributed in accordance with the Capital Markets Board’s Communiqué Series:IV No.28 on the Procedures and Principles of Keeping the Records of Dematerialized Capital Market Instruments;

The information regarding the shares representing bonus share certificates, to be issued through addition of dividend and capital inflation adjustment difference to capital, and the 7th series of share certificates to be issued to represent such shares will be as follows:

Series	Share Group	Registered Bearer	Nominal (TRY) Value of One Share	Number of Shares	Nominal Total Value (TRY)

7	None	Registered	1,000,000	345,112,659	345,112,659

d.	The bonus share certificates to be issued by adding the dividend and capital inflation adjustment difference to capital shall be delivered to our Company’s shareholders in exchange of new share purchase denomination no:5, commencing from June 12, 2006 in Istanbul Head Office, Goztepe, Osmanbey, Izmir and Ankara branches of Yapi Kredi Menkul Degerler A.S. and also in in Central Registration Agency located at Suzer Plaza Askerocagi Cad. No: 15 K: 2 34367 Elmadag Sisli Istanbul.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Internal Audit 22.05.2006, 19:00	Koray Ozturkler Investor Relations 22.05.2006, 19:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

EXHIBIT 3

FITCH UPGRADED TURKCELL’S LOCAL CURRENCY RATING

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

The international rating company, Fitch, has upgraded Turkcell’s local currency rating to BB+ from BB and confirmed Positive Outlook. Turkcell’s leading position in the mobile telecommunications industry, strong operational and financial performance were highlighted as the main reasons. Moreover, Fitch confirmed Turkcell’s foreign currency rating, which is capped by the Country’s rating, as BB- and Outlook remains positive.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Internal Audit 29.05.2006, 09:30	Koray Ozturkler Investor Relations 29.05.2006, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

EXHIBIT 4

TURKCELL BoD DECISION DATED MAY 31, 2006

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

On May 31, 2006, the Board of Directors of Turkcell, resolved Turkcell’s financial contribution to Astelit Limited Liability Company (Astelit LLC), one of its indirect subsidiaries operating as a GSM company in Ukraine, for an amount of up to approximately 82.6 million USD, by way of a contribution to Astelit LLC’s share capital directly or indirectly, or by providing a secured loan.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Internal Audit 31.05.2006, 16:30	Koray Ozturkler Investor Relations 31.05.2006, 16:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 31, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer